December 28, 2011

BY EDGAR
Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: Balchem Corporation
Form 10-K for the Year ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarter ended September 30, 2011
Filed November 8, 2011
File No. 1-13648

Dear Mr. Decker:

Thank you for your letter dated December 6, 2011. Below, we provide our responses to each corresponding comment set forth in your letter.

Form 10-K for the Year Ended December 31, 2010

 General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response to Comment No. 1

We agree to provide the additional disclosures or revisions as noted in the response below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable. Sample disclosures, for illustration purposes only, are included below as appropriate.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Fiscal Year 2010 Compared to Fiscal Year 2009

2.
Please discuss in greater detail the business reasons for the changes between periods in your net sales and operating expenses line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, it is unclear what impact the increase in volumes sold of propylene oxide products had on your net sales for the Specialty Products segment as compared to the modest price increases for your ethylene oxide products for medical device sterilization. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. See Item 303(a)(3) of Regulation S-K.

Response to Comment No. 2

We acknowledge the Commission’s comment and in future filings, the Company will revise its MD&A to include a more detailed quantification and the business reasons for changes between periods relating to sales and operating expense line items. The Company will include a disclosure similar to the following example in Future Filings:

Net Sales

Net sales for 2010 were $255,071, as compared with $219,438 for 2009, an increase of $35,633 or 16.2%. Net sales for the Specialty Products segment were $42,239 for 2010, as compared with $36,368 for 2009, an increase of $5,871 or 16.1%. Approximately 65% of this increase in sales was derived from an increase in volumes sold of propylene oxide products, a result of our recent acquisition of a marketer and distributor of propylene oxide for use in the fumigation of certain nut meats and spice fumigation. The balance of the increased sales is principally a result of modest price increases, to partially offset rising raw material costs, and volume improvements for our ethylene oxide products for medical device sterilization. Net sales for the Food, Pharma & Nutrition segment were $41,994 for 2010 compared with $35,407 for 2009, an increase of $6,587 or 18.6%.  This result was driven by a 23% sales increase in the food and nutrition sector.  Increased volumes sold were responsible for 76% of this improvement while higher average selling prices, a result of favorable product mix along with some increased selling prices, made up the balance of this improvement.  These increases were partially offset by lower sales of calcium products, which were down approximately 25%.  Net sales of $170,838 were realized for 2010 for the Animal Nutrition & Health segment, as compared with $147,663 for the prior year comparable period, an increase of $23,175 or 15.7%. Global feed grade choline product sales improved by approximately 1%. Sales within North America improved approximately 3% over the prior year; however, overall North American produced feed grade choline declined slightly in conjunction with lower poultry production levels in the year. Exports of liquid and dry choline from our North American plants declined largely due to currency issues and, in combination with global competition, resulted in our declining to bid on certain international business.  The ANH specialty ingredients, largely targeted to the ruminant and companion animal markets, realized 16.0% sales growth from the prior year comparable period, as some regional improvement in dairy economics supported greater demand for these products, particularly with strong sales of Reashure®, chelated minerals and Aminoshure®-L, our rumen protected lysine.  Sales of industrial grade products being sold for various industrial applications, predominantly in North America, but also in Europe realized significant growth as volumes grew approximately 73% over the prior year and comprise approximately 26% of the sales in this segment for the year.

Operating Expenses

Operating expenses for 2010 were $28,267, as compared to $26,299 for 2009, an increase of $1,968 or 7.5%. This increase was primarily due to increased amortization and consulting costs totaling approximately $411 related to the Aberco acquisition, increased recruiting and relocation fees of approximately $258, a modest increase of employee headcount and additional compensation-related expenses totaling approximately $1,078, and increased consultancy fees of approximately $239 primarily incurred to study acquisition opportunities, partially offset by a reduction in outside contract research expense of approximately $81, principally due to the timing of these activities, and accounts receivable reserves for international accounts that were an expense/reserve item in the prior year comparable period totaling approximately $425.  Operating expenses were 11.1% of sales or 0.9 percentage points less than the operating expenses as a percent of sales in last year's comparable period.  During 2010 and 2009, the Company spent $3,190 and $3,298 respectively, on research and development programs, substantially all of which pertained to the Company’s Food, Pharma & Nutrition and Animal Nutrition & Health segments.

Liquidity and Capital Resources, page 18

3.	Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:

●	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of December 31, 2010; and
●
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to Comment No. 3

In accordance with the Staff's comment, in our future filings, we will expand our discussion within “Liquidity and Capital Resources” to clarify any significant cash and short-term investment balances held by our foreign subsidiaries. In addition, we will also disclose, if applicable, that we would need to accrue and pay taxes if the funds were repatriated and that we do not intend to repatriate the funds. The Company will include a disclosure similar to the following example in future filings:

Cash

Cash and cash equivalents increased to $77,253 at December 31, 2010 from $46,432 at December 31, 2009 primarily resulting from the activity detailed below.  At December 31, 2010, the Company had $2,269 of cash and cash equivalents held by our foreign subsidiaries. It is our intention to permanently reinvest these funds in our foreign operations by continuing to repay acquisition related debt, make additional plant related investments as needed and potentially invest in additional acquisitions; therefore, we do not currently expect to repatriate these funds in order to fund our U.S. operations or obligations. However, if these funds were to be needed for our operations in the U.S., we could be required to pay additional U.S. taxes to repatriate these funds. Working capital amounted to $100,144 at December 31, 2010 as compared to $59,197 at December 31, 2009, an increase of $40,947.

Item 8 – Financial Statements and Supplementary Data, page 24

Note 12 – Segment Information, page 46

4.
Please disclose for each period presented the amount of long-lived assets attributed to your country of domicile, as well as attributed to all foreign countries in total. If assets in an individual foreign country are material, those assets should be disclosed separately. Refer to FASB ASC 280-10-50-41(b).

Response to Comment No. 4

In accordance with the Staff's comment, in our future filings, we will expand our disclosure to include the amount of long-lived assets attributed to our country of domicile, as well as attributed to all foreign countries in total.  The Company will include a disclosure similar to the following example in future filings:

Geographic Area Data - Long Lived Assets (excluding intangible assets)

	2010	2009	2008
United States	$32,754	$31,233	$32,820
Italy	10,634	10,346	9,693
Total	$43,388	$41,579	$42,513

Form 10-Q for the Quarter Ended September 30, 2011
General

5.	Please address the above comments in your interim filings as well, as applicable.

Response to Comment No. 5

We agree to provide the additional disclosures or revisions as noted in our responses  in our future filings with the Commission on 10-Q, as applicable.
Signatures, page 31

6.	Your principal financial or chief accounting officer should also sign the Form 10-Q. Refer to Instruction G of Form 10-Q.

Response to Comment No. 6

We agree to include the additional signature in our future filings with the Commission on Form 10-Q.

Form 8-K Filed June 22, 2011

7.
It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

Response to Comment No. 7

We acknowledge our oversight in filing this Form 8-K/A and assure the SEC that our internal procedures have been modified to assure prompt filing in future periods. The Company has filed a Form 8-K/A reporting its decision regarding the frequency of say-on-pay votes on December 15, 2011.

Balchem acknowledges that:

•	Balchem is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Balchem may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (845) 326-5600. Thank you for your courtesy.

Very truly yours,

Balchem Corporation

By:	/s/ Frank J. Fitzpatrick
Frank J. Fitzpatrick, CFO